Mail Stop 3561

December 27, 2007

Steven R. Lambert
President and Chief Executive Officer
Nissan Motor Acceptance Corporation
333 Commerce Street
Nashville, Tennessee

Re: Nissan Auto Lease Trust 2006-A
    Form 10-K for the fiscal year ended March 31, 2007
    Filed June 29, 2007
    File No. 333-134238-01

    Form 10-D for the monthly distribution period from
    February 1, 2007 to February 28, 2007
    Filed March 29, 2007

Dear Mr. Lambert,

        We have completed our review of your Form 10-K and related filings, and without necessarily concurring with your comment responses, have no further comments at this time.

                                            Sincerely,

                                            Max A. Webb
                                            Assistant Director